Exhibit 99.1

MHG - QUARTERLY DIVIDEND

The board of Marine Harvest ASA (OSE: MHG, NYSE:MHG) has resolved to distribute a quarterly dividend of NOK 1.20 per share in the form of a repayment of paid-in capital.

Marine Harvest's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 18 February 2015 and the expected payment date is 24 February 2015

The American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record date on 19 February and the expected payment date is 3 March 2015.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)